UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Axon Enterprise, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
05464C101
(CUSIP Number)
December 31, 2018
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person: Abdiel Qualified Master Fund, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,393,297
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 2,393,297
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 2,393,297
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1% *
12		TYPE OF REPORTING PERSON PN

* Based on 58,810,822 shares of Common Stock outstanding as of December 27, 2018, as reported in the Issuer’s Definitive Proxy Statement on Form DEF14A filed with the Securities and Exchange Commission on December 31, 2018.

1	Names of Reporting Person: Abdiel Capital, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 82,565
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 82,565
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 82,565
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% *
12		TYPE OF REPORTING PERSON PN

* Based on 58,810,822 shares of Common Stock outstanding as of December 27, 2018, as reported in the Issuer’s Definitive Proxy Statement on Form DEF14A filed with the Securities and Exchange Commission on December 31, 2018.

1	Names of Reporting Person: Abdiel Capital Management, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,475,862*
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 2,475,862*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 2,475,862*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2% **
12		TYPE OF REPORTING PERSON OO

* Consists of 2,393,297 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 82,565 shares of Common Stock held by Abdiel Capital, LP.
** Based on 58,810,822 shares of Common Stock outstanding as of December 27, 2018, as reported in the Issuer’s Definitive Proxy Statement on Form DEF14A filed with the Securities and Exchange Commission on December 31, 2018.

1	Names of Reporting Person: Abdiel Capital Advisors, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,475,862*
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 2,475,862*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 2,475,862*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2% **
12		TYPE OF REPORTING PERSON PN, IA

* Consists of 2,393,297 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 82,565 shares of Common Stock held by Abdiel Capital, LP.
** Based on 58,810,822 shares of Common Stock outstanding as of December 27, 2018, as reported in the Issuer’s Definitive Proxy Statement on Form DEF14A filed with the Securities and Exchange Commission on December 31, 2018.

1	Names of Reporting Person: Colin T. Moran I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,475,862*
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 2,475,862*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 2,475,862*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2% **
12		TYPE OF REPORTING PERSON IN

* Consists of 2,393,297 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 82,565 shares of Common Stock held by Abdiel Capital, LP.
** Based on 58,810,822 shares of Common Stock outstanding as of December 27, 2018, as reported in the Issuer’s Definitive Proxy Statement on Form DEF14A filed with the Securities and Exchange Commission on December 31, 2018.

AMENDMENT NO. 2 TO SCHEDULE 13G (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on June 30, 2017, and Amendment No. 1 thereto filed on January 31, 2018 (as so amended, the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.
The following Items of the Schedule 13G are hereby amended and restated as follows:
Item 4
Ownership:

(a) through (c):

The information requested herein is incorporated by reference to the cover pages to this Amendment No. 2 to Schedule 13G.

Abdiel Capital Management, LLC and Abdiel Capital Advisors, LP serve as the general partner and the investment manager, respectively, of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP.  Colin T. Moran serves as managing member of Abdiel Capital Management, LLC and Abdiel Capital Partners, LLC, which serves as the general partner of Abdiel Capital Advisors, LP.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5
Ownership of Five Percent or Less of the Class:

If this statement is being filed to report the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following:  [X]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2019

ABDIEL QUALIFIED MASTER FUND, LP

By: Abdiel Capital Management, LLC,
its General Partner

By:   /s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By: Abdiel Capital Management, LLC,
its General Partner

By:      /s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:       /s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By: Abdiel Capital Partners, LLC,
its General Partner

By:       /s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:      /s/ Colin T. Moran
Colin T. Moran, Individually